Exhibit 99.3

November 9, 2017

Reference is made to the letter from Brosh Capital Partners L.P. and Exodus Management Israel L.P. to Kamada Ltd. (the “Company”), dated November 2, 2017 (the “Request Letter”).  Brosh Capital Partners L.P., together with Exodus Management Israel L.P., Amir Efrati, Asaf Frumerman, Aharon Biram and Esther Deutsch are referred to collectively as the “Brosh Group”.

Further to the discussions between the Brosh Group and the Company, it is hereby agreed as follows:

1.	Board Nominations

(i)
The Company shall amend the agenda for the 2017 Annual General Meeting of Shareholders of the Company scheduled to take place on November 30, 2017 (the “AGM”) to: (a) fix the size of the Board of Directors of the Company (the “Board”) at 10 members; (b) add Brosh Group representative, Mr. Asaf Frumerman, as a nominee for the election to the Board by the shareholders at the AGM; (c) add two industry experts to be specified in the AGM revised agenda (the “Expert Director Nominees” and together with Mr. Asaf Frumerman, the “Nominees”); (d) remove Mr. Saadia Ozeri as a director nominee for election by shareholders of the Company at the AGM; and (e) authorize the Company to enter into an indemnification and exculpation agreement with each of the Nominees, subject to their election at the AGM.

(ii)
For the avoidance of doubt, it is hereby clarified that the said amendments will be the only amendments or revisions introduced to the agenda for the AGM, as compared to the agenda filed by the Company under Form 6-K on October 26, 2017.

(iii)
Without derogating from any of his powers and authorities or otherwise limiting his function as a member of the Board, including inter alia with respect to the exercise of independent discretion (as prescribed by Section 106 of the Companies Law, 5759-1999), so long as he is a member of the Board, Mr. Frumerman shall comply with all applicable laws and policies, procedures, processes, codes, rules, standards and guidelines in effect from time to time, applicable to other members of the Board, provided that the terms thereof are not unlawful, including (without limitation) the Company’s code of conduct, code of ethics, securities trading policies, confidentiality policies and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.

(iv)
Each of the Nominees shall be provided with the same level of insurance coverage and undertakings as to exculpation and indemnification as the other members of the Board, consistent with the Company’s policies from time to time.

(v)
If at any time following the date hereof, (A) the Brosh Group and its affiliates cease to “beneficially own” (as such term is defined in Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended) an aggregate of at least 5% of the outstanding ordinary shares, par value NIS 1.00 each, of the Company (as adjusted for any share splits, bonus shares issuances, combinations, reverse splits, recapitalizations and the like) (the “Minimum Holdings”), or (B) any member of the Brosh Group or its affiliates performs a Prohibited Act (as defined below), during the Standstill Period (as defined below), or (C) Mr. Frumerman breaches his obligations under Section 1(iii) hereof, then Mr. Frumerman shall promptly tender his resignation from the Board. The Brosh Group shall, as promptly as reasonably practicable, notify the Company upon its beneficial holdings decreasing to below the Minimum Holdings.

(vi)
Contemporaneously with the execution hereof, Mr. Frumerman shall provide the Company with an executed and irrevocable resignation letter in the form attached hereto as Exhibit A (the “Resignation Letter”).  The Resignation Letter shall become effective in the event Mr. Frumerman does not resign from the Board when required to do pursuant to subsection (v) above, subject to the Company providing the Brosh Group with no less than 7 days prior written notice. The Company shall provide Brosh Group and Mr. Frumerman with a reasonable opportunity to advocate the suspension of the Resignation Letter.

(vii)
Mr. Frumerman hereby notifies the Company that he waives, and he hereby waives, any and all director fees in connection with his service as a member of the Board during the Standstill Period. The Expert Director Nominees will be entitled to be granted with options and all other benefits to be granted to all other Board members.

(viii)
In any event that prior to the lapse of the lapse of the Standstill Period: (a) Mr. Frumerman decides  to resign from or is otherwise unable to serve on the Board in circumstances other than those described in subsection (v) above, or (b) any of Expert Directors Nominees resigns from, or is otherwise unable to serve on the Board, then the Company shall appoint one (or more) substitute director(s) proposed by the Brosh Group, to serve instead of Mr. Frumerman or any of  the Expert Director Nominees (as the case may be) until the lapse of the Standstill Period. It is further clarified that (a) Brosh Group will propose at least two candidates for each such vacancy, (b) the Company will have the right to reject those candidates for reasonable reasons that will be detailed in writing, and (c) Brosh Group will have the right to propose additional candidates instead of those rejected by the Company until the vacancy is filled.

2.
Proxy Contests and Other Matters. During the period commencing as of the date hereof and ending upon the date that the Company notifies its shareholders of convening a general meeting, the agenda of which meeting includes any matters concerning the appointment and/or dismissal of the members of the Board (the “Standstill Period”):

(i)
For as long as Mr. Frumerman (or his substitute on behalf of Brosh Group) serves on the Board, the Brosh Group and its affiliates shall not, directly or indirectly: (a) make or in any way participate in any solicitation of proxies to vote, or seek to advise, encourage or influence any person (or support or assist any third party in so advising, encouraging or influencing any persons) with respect to the voting of, any of the Company’s shares (other than such advice, encouragement or influence in the capacity as a director of the Company that is consistent with the Board’s recommendation in connection with such matter), including taking any action (or supporting or assisting any action taken by a third party) for the convening of any meeting of the Company’s shareholders (including requesting that the Company call or itself calling for a meeting of the Company’s shareholders) or for the inclusion of items on the agenda of any such meeting; or (b) subject any shares of the Company to any arrangement or agreement with respect to the voting thereof, other than any such voting trust, arrangement or agreement solely among the members of the Brosh Group and otherwise in accordance with this letter agreement; (c) seek, alone or in concert with others, representation on the Board, except as specifically contemplated in Section 1 hereof or as otherwise agreed with the Company; or .(d) advise, assist, encourage or seek to persuade any third party with to take any action with respect to the matters set forth in this Section 2(i).

(ii)
For as long as Mr. Frumerman (or his substitute on behalf of Brosh) serves on the Board, the Brosh Group and its affiliates and the Company shall not, and shall cause their representative, officers, directors and employees not to, make any statement or announcement that attacks, disparages, defames or slanders the other, or their respective directors, officers or employees, in any way that could adversely affect their business, goodwill, reputation or relationships with the public generally, or with any of their customers, suppliers, shareholders or employees.

(iii)
The Brosh Group and its affiliates, on the one hand, and the Company, on the other hand, shall not institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the other, any of their respective subsidiaries or any of their respective current or former directors or officers (including, if applicable, derivative actions), subject to applicable law and excluding any such litigation, arbitration or other proceeding arising in connection with this letter agreement.

For the avoidance of doubt, the above limitations shall not apply with respect to Mr. Frumerman's voting in board or committee meetings.

Each of the acts set forth in clauses (i)-(iii) above is referred to herein as a “Prohibited Act”.

3.	Promptly after his appointment for the Board, Mr. Frumerman will be also appointed as a member of any Board committee or of any other Company forum that handles the Company’s strategy.

4.
Subject to and effective as of the filing by the Company on Form 6-K of the amended proxy materials for the AGM, as updated in accordance with this letter agreement, the Request Letter shall be deemed withdrawn.

5.
Following the execution of this letter agreement, the Company shall announce this letter agreement and the material terms hereof by issuing a press release in a form that will be agreed with Brosh Capital Partners L.P.

6.
The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity of this letter agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv - Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this letter agreement.

[Signature Page to Follow]

Acknowledged and Agreed:

Company:
Kamada Ltd.

By:
Name:
Title:

The Brosh Group:
Brosh Capital Partners L.P.		Exodus Management Israel L.P.

By:		By:
Name:		Name:
Title:		Title:

Signature:		Signature:
By:	Amir Efrati	By:	Asaf Frumerman

[Signature Page to Letter Agreement]

Exhibit A

Resignation Letter

[●], 2017

Attention: Board of Directors
Kamada Ltd.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel
Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 1 of that certain letter agreement, dated November [●], 2017 (the “Agreement”), by and between Kamada Ltd. (the “Company”) and Brosh Capital Partners L.P., Exodus Management Israel L.P., Amir Efrati, Asaf Frumerman, Aharon Biram and Esther Deutsch.  Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Effective only upon, and subject to, the occurrence of any of the following: (A) the Brosh Group and its affiliates cease to “beneficially own” (as such term is defined in Rule 13d-3 of the U.S. Securities Exchange Act of 1934, as amended) the Minimum Holdings, or (B) any member of the Brosh Group or its affiliates performs a Prohibited Act or (C) Mr. Frumerman breaches his obligations under Section 1(iii) of the Agreement, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve.

This resignation may not be withdrawn by me at any time during which it is effective, however it will expire and have no effect after the expiration of the Standstill Period.

Sincerely,

_____________________________________
Name: Asaf Frumerman